SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)1

                       Prodigy Communications Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74283P107
             ------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                     Franck, Galicia, Duclaud y Robles, S.C.
                                  Torre Optima
                                   Tercer Piso
                         Avenida Paseo de las Palmas 405
                      Colonia: Lomas de Chapultepec, 11000
                              Mexico, D.F., Mexico
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 15, 2000
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                              (Page 1 of 43 pages)
                       (Continued on the following pages)






1        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                       -----------------------
CUSIP No. 74283P107             13D                      Page 2 of 43
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carlos Slim Helu
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC (See Item 3)
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                41,910,111 Class A Common Shares
     BY                 (See Items 5(a) and 5(b))
    EACH        -----------------------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        41,910,111 Class A Common Shares
                        (See Items 5(a) and 5(b))
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       41,910,111 Class A Common Shares (See Item 5(a))
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          [ ]

---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       60% (See Item 5(a))
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
---------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                       -----------------------
CUSIP No. 74283P107             13D                      Page 3 of 43
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carlos Slim Domit
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC (See Item 3)
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                41,910,111 Class A Common Shares
     BY                 (See Items 5(a) and 5(b))
    EACH        -----------------------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        41,910,111 Class A Common Shares
                        (See Items 5(a) and 5(b))
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       41,910,111 Class A Common Shares (See Item 5(a))
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          [ ]

---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       60% (See Item 5(a))
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
---------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                       -----------------------
CUSIP No. 74283P107             13D                      Page 4 of 43
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Marco Antonio Slim Domit
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC (See Item 3)
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                41,910,111 Class A Common Shares
     BY                 (See Items 5(a) and 5(b))
    EACH        -----------------------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        41,910,111 Class A Common Shares
                        (See Items 5(a) and 5(b))
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       41,910,111 Class A Common Shares (See Item 5(a))
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          [ ]

---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       60% (See Item 5(a))
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
---------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                       -----------------------
CUSIP No. 74283P107             13D                      Page 5 of 43
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Patrick Slim Domit
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC (See Item 3)
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                41,910,111 Class A Common Shares
     BY                 (See Items 5(a) and 5(b))
    EACH        -----------------------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        41,910,111 Class A Common Shares
                        (See Items 5(a) and 5(b))
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       41,910,111 Class A Common Shares (See Item 5(a))
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          [ ]

---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       60% (See Item 5(a))
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
---------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                       -----------------------
CUSIP No. 74283P107             13D                      Page 6 of 43
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Maria Soumaya Slim Domit
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC (See Item 3)
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                41,910,111 Class A Common Shares
     BY                 (See Items 5(a) and 5(b))
    EACH        -----------------------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        41,910,111 Class A Common Shares
                        (See Items 5(a) and 5(b))
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       41,910,111 Class A Common Shares (See Item 5(a))
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          [ ]

---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       60% (See Item 5(a))
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
---------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                       -----------------------
CUSIP No. 74283P107             13D                      Page 7 of 43
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Vanessa Paola Slim Domit
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC (See Item 3)
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                41,910,111 Class A Common Shares
     BY                 (See Items 5(a) and 5(b))
    EACH        -----------------------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        41,910,111 Class A Common Shares
                        (See Items 5(a) and 5(b))
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       41,910,111 Class A Common Shares (See Item 5(a))
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          [ ]

---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       60% (See Item 5(a))
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
---------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                       -----------------------
CUSIP No. 74283P107             13D                      Page 8 of 43
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Johanna Monique Slim Domit
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC (See Item 3)
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                41,910,111 Class A Common Shares
     BY                 (See Items 5(a) and 5(b))
    EACH        -----------------------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        41,910,111 Class A Common Shares
                        (See Items 5(a) and 5(b))
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       41,910,111 Class A Common Shares (See Item 5(a))
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          [ ]

---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       60% (See Item 5(a))
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
---------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                       -----------------------
CUSIP No. 74283P107             13D                      Page 9 of 43
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carso Global Telecom, S.A. de C.V.
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC (See Item 3)
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                41,910,111 Class A Common Shares
     BY                 (See Items 5(a) and 5(b))
    EACH        -----------------------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        41,910,111 Class A Common Shares
                        (See Items 5(a) and 5(b))
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       41,910,111 Class A Common Shares (See Item 5(a))
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          [ ]

---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       60% (See Item 5(a))
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC
---------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                       -----------------------
CUSIP No. 74283P107             13D                     Page 10 of 43
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Telefonos de Mexico, S.A. de C.V.
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC (See Item 3)
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                12,513,200 Class A Common Shares
     BY                 (See Items 5(a) and 5(b))
    EACH        -----------------------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        12,513,200 Class A Common Shares
                        (See Items 5(a) and 5(b))
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,513,200 Class A Common Shares (See Item 5(a))
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          [ ]

---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.9% (See Item 5(a))
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
---------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                       -----------------------
CUSIP No. 74283P107             13D                     Page 11 of 43
-----------------------                       -----------------------

---------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Telmex Financial Ventures, LLC
---------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]
---------------------------------------------------------------------
  3    SEC USE ONLY


---------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC (See Item 3)
---------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

---------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Mexico
---------------------------------------------------------------------
                  7     SOLE VOTING POWER

   NUMBER
     OF         -----------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                12,513,200 Class A Common Shares
     BY                 (See Items 5(a) and 5(b))
    EACH        -----------------------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                -----------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        12,513,200 Class A Common Shares
                        (See Items 5(a) and 5(b))
---------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,513,200 Class A Common Shares (See Item 5(a))
---------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                          [ ]

---------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.9% (See Item 5(a))
---------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IV
---------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This Amendment No. 2 to Schedule 13D (this "Statement") relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Shares") of Prodigy Communications Corporation, a Delaware corporation ("Prodigy"), with its principal executive offices located at 44 South Broadway, White Plains, NY 10601.

Item 2.  Identity and Background.

         This Statement is filed by the persons listed below (the "Reporting Persons").

         (1) Mr. Carlos Slim Helu, Mr. Carlos Slim Domit, Mr. Marco Antonio Slim Domit, Mr. Patrick Slim Domit, Ms. Maria Soumaya Slim Domit, Ms. Vanessa Paola Slim Domit and Ms. Johanna Monique Slim Domit (collectively, the "Slim Family"), directly and indirectly own a majority of the outstanding voting securities of Carso Global Telecom, S.A. de C.V. ("CGT"). As a result, ownership of all Class A Common Shares owned directly, and deemed owned indirectly, by CGT is deemed to be shared among each member of the Slim Family.

         (2) CGT, a sociedad anonima de capital variable organized under the laws of the United Mexican States, is a holding company with interests in Prodigy and other telecommunications and media companies.

         CGT may be deemed to control Telefonos de Mexico, S.A. de C.V. ("Telmex") through the regular-voting shares of Telmex that it owns directly as well as through its interest in a trust (the "Control Trust") that owns a majority of the outstanding regular voting securities of Telmex. The principal beneficiaries of the Control Trust are CGT, which owns a 59.53% economic and voting interest in the Control Trust, and SBC Communications, Inc. ("SBC"), which owns a 32.45% economic and voting interest in the Control Trust. Under the terms of the Control Trust, the trustee must vote all shares held in the Control Trust as instructed by a simple majority of the members of a technical committee appointed by the Control Trust's beneficiaries (except in the case of certain significant corporate matters). The Control Trust entitles CGT to appoint a majority of the members of such technical committee; therefore, CGT may be deemed to control the Control Trust. As a result, ownership of all Class A Common Shares owned directly, and deemed owned indirectly, by Telmex is deemed to be shared by the Slim Family and CGT.

         (3) Telmex, a sociedad anonima de capital variable organized under the laws of the United Mexican States, is the leading provider of local and long distance telephone services in Mexico. The Class A Common Shares beneficially owned by Telmex are owned indirectly through its wholly-owned subsidiary, Telmex Financial Ventures, LLC, a Delaware limited liability company (formerly Technology and Internet, LLC, "TFV"), with interests in Prodigy and other securities.

         The names, addresses, principal occupations and citizenship of each member of the Slim Family, the executive officers and directors of each of CGT and Telmex, and each manager and member of TFV (and each person controlling such member), are set forth in Exhibit A hereto. Neither any member of the Slim Family nor any member (or any person controlling such member), manager, executive officer or director set forth in Schedule I hereto has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds required to purchase the Class A Common Shares described in Item 5(a) as beneficially owned by each member of the Slim Family, CGT, Telmex, and TFV was approximately $336.8 million, in the case of Class A Common Shares owned directly by CGT, and approximately $118,373,607 million, in the case of Class A Common Shares owned by Telmex indirectly through TFV. The funds used to purchase these Class A Common Shares were obtained from the respective working capital of CGT and Telmex.

Item 4.  Purpose of Transaction.

         All of the Class A Common Shares beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth in this Statement and the Voting Agreement (as defined in Item 6 herein), none of the Reporting Persons currently have plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may consider and may explore the possibility of acquiring additional Class A Common Shares, disposing of Class A Common Shares or entering into corporate transactions involving Prodigy (including, but not limited to, joint ventures and/or other commercial arrangements with Prodigy). The Reporting Persons reserve the right to formulate plans or proposals regarding Prodigy or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this schedule, to the extent deemed advisable by the Reporting Persons.

Item 5.  Interest in Securities of the Issuer.

         This Statement is filed to show an increase in the number of Class A Common Shares beneficially owned by the Slim Family, CGT, Telmex and TFV.

         (a) The Reporting Persons have, as of the date hereof, the following interests in Class A Common Shares:


                                                 Class A Common Shares
                                            -------------------------------
                                              Number          % of Class(1)
                                            ---------         -------------

Carlos Slim Helu(2)................        41,910,111              60%
Carlos Slim Domit(2)...............        41,910,111              60%
Marco Antonio Slim Domit(2)........        41,910,111              60%
Patrick Slim Domit(2)..............        41,910,111              60%
Maria Soumaya Slim Domit(2)........        41,910,111              60%
Vanessa Paola Slim Domit(2)........        41,910,111              60%
Johanna Monique Domit(2)...........        41,910,111              60%
CGT(3).............................        41,910,111              60%
Telmex(4)..........................        12,513,200              17.9%
TFV................................        12,513,200              17.9%

(1) Based on the number of Class A Common Shares outstanding as contained in the most recently available filing with the Securities and Exchange Commission.
(2) These Class A Common Shares are beneficially owned through CGT and TFV.
(3) Includes Class A Common Shares beneficially owned through TFV.
(4) These Class A Common Shares are beneficially owned through TFV.

         (b) The Slim Family may be deemed to share the power to vote, to direct the voting of, to dispose or to direct the disposition of any Class A Common Shares owned by CGT, Telmex or TFV; CGT may be deemed to have the power to vote, to direct the voting of, to dispose or to direct the disposition of any Class A Common Shares owned by Telmex or TFV; and Telmex may be deemed to have the power to vote, to direct the voting of, to dispose or to direct the disposition of any Class A Common Shares owned by TFV. Except as otherwise disclosed herein, none of the Reporting Persons shares voting power with respect to any of the Class A Common Shares.

         (c) All transactions in Class A Common Shares required to be disclosed herein and effected by the Reporting Persons for the period beginning 60 days prior to the event which requires the filing of this Statement, and ending on the date of this filing, are listed in Exhibit B hereto.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         On November 19, 1999, CGT and Telmex entered into a Voting Agreement (the "Voting Agreement") with SBC. By its terms, the Voting Agreement, except for Section 7 thereof, has terminated. Pursuant to Section 7 of the Voting Agreement, SBC must vote, and must cause its subsidiaries to vote, all Class A Common Shares and all shares of Class B Common Stock, par value $.01 per share, of Prodigy in favor of electing three nominees of CGT and Telmex to the board of directors of Prodigy at any shareholders' meeting held for such purpose. As more fully explained in the Voting Agreement, the number of such nominees for which SBC is obligated to vote may decrease if Telmex or CGT transfers the Class A Common Shares held by it to an unaffiliated party.


Item 7.   Exhibits.

          Exhibit A....................  Information about the Reporting Persons
          Exhibit B....................  Transactions in Class A Common Shares
          Exhibit C....................  Powers of Attorney
          Exhibit D....................  Joint Filing Agreement
          Exhibit E....................  Voting Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


         Carlos Slim Helu

         --------------------------------------
         Carlos Slim Domit                        By: /s/ Eduardo Valdes Acra
                                                      -------------------------
         --------------------------------------       Eduardo Valdes Acra
         Marco Antonio Slim Domit                     Attorney-in-Fact
                                                      September 13, 2000
         --------------------------------------
         Patrick Slim Domit

         --------------------------------------
         Maria Soumaya Slim Domit

         --------------------------------------
         Vanessa Paola Slim Domit

         --------------------------------------
         Johanna Monique Slim Domit

         --------------------------------------
         CARSO GLOBAL
         TELECOM, S.A. DE C.V.

         --------------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact


         TELEFONOS DE MEXICO, S.A. DE C.V.

         --------------------------------------
         By: Adolfo Cerezo Perez
         Title: Chief Financial Officer


         TELMEX FINANCIAL VENTURES, LLC

         --------------------------------------
         By: Alfonso Lara Lopez
         Title: Manager

         --------------------------------------
         By: Roberto Isaac Rodriguez
         Title: Manager

                                    EXHIBIT A

         All of the individuals listed below are citizens of Mexico, unless otherwise indicated. An asterisk (* ) indicates citizens of the United States, and a cross (+) indicates citizens of France.

                                 THE SLIM FAMILY

             Paseo de las Palmas 736, Colonia Lomas de Chapultepec,
                           11000, Mexico, D.F., Mexico

Name and Position            Principal Occupation
-----------------            --------------------

Carlos Slim Helu             Chairman of the Board of Telmex and CGT

Carlos Slim Domit            Chairman of Grupo Carso, S.A. de C.V.

Marco Antonio Slim Domit     Chairman of Grupo Financiero Inbursa, S.A. de C.V.

Patrick Slim Domit           Vice Chairman of the Board of Grupo Carso, S.A.
                             de C.V.

Maria Soumaya Slim Domit     President of Asociacion Carso AC

Vanessa Paola Slim Domit     Private Investor

Johanna Monique Slim Domit   Private Investor

                       CARSO GLOBAL TELECOM, S.A. de C.V.

    Insurgentes Sur 1500 Col. Pena Pobre Tlalpan, 14060 Mexico, D.F., Mexico

Name and Position                       Principal Occupation
-----------------                       --------------------

Carlos Slim Helu                        Chairman of the Board of Telmex and CGT
(Director and Chairman of the Board)

Jaime Chico Pardo (Director and         CEO of Telmex
Vice Chairman of the Board)

Arturo Elias Ayub (Director)            Corporate Director of Telmex

Claudio X. Gonzalez Laporte (Director)  Chairman of the Board of
                                        Kimberly Clark de Mexico

Daniel Hajj Aboumrad (Director)         CEO of Radio Movil Dipsa, S.A. de C.V.
                                        (Telcel)

Carlos Slim Domit (Director)            Chairman of Grupo Carso, S.A. de C.V.

Jose Kuri Harfush                       CEO of Janel, S.A. de C.V.

Juan Antonio Perez Simon                Vice Chairman of the Board of Telmex


EXECUTIVE OFFICERS

Name                                    Position
----                                    --------

Roberto Isaac Rodriguez Galvez          CEO

Alejandro Escoto Cano                   CFO

                        TELEFONOS DE MEXICO, S.A. DE C.V.

  Parque Via 190, Oficina 1016, Colonia Cuauhtemoc, 06599 Mexico, D.F., Mexico

Name and Position                        Principal Occupation
-----------------                        --------------------

Carlos Slim Helu (Director and           Chairman of the Board of CGT and
Chairman of the Board)                   Telmex

David Ibarra Munoz (Director)            Consultant of CEPAL and United
                                         Nations

Claudio X. Gonzalez Laporte (Director)   Chairman of the Board of
                                         Kimberly Clark de Mexico

Jaime Chico Pardo (Director)             CEO of Telmex

Antonio Coslo Arino (Director)           President, Compania Industrial
                                         Tepeji Del Rio, S.A. de C.V.

Amparo Espinosa Rugarcia (Director)      President, Documentacion y Estudio
                                         de Mujeres, A.C.

Elmer Franco Macias (Director)           President, Grupo Infra, S.A. de C.V.

Angel Losada Moreno (Director)           Executive Vice-President, Gigante,
                                         S.A. de C.V.

Romulo O'Farrill Jr. (Director)          Chairman of the Board and President,
                                         Novedades Editores, S.A. de C.V.

Juan Antonio Perez Simon (Director)      Vice Chairman of the Board of Telmex

Bernardo Quintana Isaac (Director)       President, Grupo ICA, S.A. de C.V.

Carlos Slim Domit (Director)             Chairman of Grupo Carso, S.A. de C.V.

Richard C. Dietz (Director)*             President, SBC Global Markets

Pierre Fortin (Director)+                Consultant

Emilio Azcarraga Jean (Director)         Chairman and President of Grupo
                                         Televisa, S.A. de C.V.

Fernando Senderos Mestre (Director)      Chairman and CEO of Desc, S.A. de C.V.

Alejandro Soberon Kuri (Director)        Chairman and CEO of Corporacion
                                         Interamericana de Entretenimiento,
                                         S.A. de C.V.

Edward A. Mueller (Director)*            President SBC International Inc.

Mark E. Royce (Director)*                President SBC International
                                         Management Services Inc.

Janet M. Duncan (Director)*              Director Finance SBC International Inc.

Laurent Mialet (Director)+               Executive Vice President International
                                         France Telecom Latin America,
                                         Africa, Asia


EXECUTIVE OFFICERS

Name                                     Position
----                                     --------

Jesus Rafael Mendoza Ortiz               Divisional Director, West Metro

Jose Covarrubias Bravo                   Divisional Director, East Metro

Gerardo Leal Garza                       Divisional Director, South Metro

Jorge L. Suastegui Esquivel              Divisional Director, Center

Jose M. Pacheco Gamboa                   Divisional Director, Southeast

Javier Coca Muniz                        Divisional Director, Gulf-Pacific

Miguel Angel Gonzalez Arriaga            Divisional Director, West

Facundo Alonso Garcia                    Divisional Director, Northeast

Raymundo Paulin Velasco                  Divisional Director, Northwest

Miguel Angel Vera Garcia                 Divisional Director, North

Isidoro Ambe Attar                       Corporate Director, Corporate Market

Patrick Slim Domit                       Corporate Director, Residential Market

Daniel Hajj Aboumrad                     Corporate Director, Wireless and
                                         Affiliates

Arturo Elias Ayub                        Corporate Director, Internet,
                                         Regulation and Communication

Eduardo Gomez Chibli                     Corporate Director, Technical and
                                         Long Distance

Javier Mondragon Alarcon                 Corporate Director, Legal Affairs

Hector Slim Seade                        Corporate Director, Operational Support

Oscar Von Hauske Solis                   Corporate Director, Telecommunications
                                         Operators, Systems and Processes

Adolfo Cerezo Perez                      Corporate Director, Finance and
                                         Administration

Javier Elguea Solis                      Corporate Director, Human Resources

                         TELMEX FINANCIAL VENTURES, LLC

           1105 North Market Street, Suite 1300, Wilmington, DE 19801

Name and Position                            Principal Occupation
-----------------                            --------------------

Telmex, member                               See above

Sercotel, S.A. de C.V. ("Sercotel"), member  Sercotel is a sociedad anonima de capital variable organized under
                                             the laws of the United Mexican
                                             States and is a holding company and
                                             wholly-owned subsidiary of Telmex.

Adolfo Cerezo Perez, Manager                 Corporate Director of Telmex

Roberto Isaac Rodriguez, Manager             CEO of CGT

Alfonso Lara Lopez, Manager                  Chief Financial Officer, Telmex
                                             USA, LLC

                                    EXHIBIT B

         For the period beginning 60 days prior to the event which requires the filing of this Statement and ending on the date of this filing, Telmex Financial Ventures, LLC effected the following purchases of Class A Common Shares on the NASDAQ.


Trade Date                Number of Shares               Price Per Share
----------                ----------------               ---------------

8/8/2000                        48,000                      $6.65630
8/9/2000                    11,412,500                       6.18750
8/9/2000                        35,000                       6.53125
8/10/2000                       37,000                       7.03125
8/11/2000                       19,000                       7.13650
8/14/2000                        8,000                       7.53125
8/15/2000                       52,000                       7.62500
8/16/2000                       62,000                       7.62500
8/17/2000                       48,000                       7.62500
8/18/2000                       20,000                       7.65630
8/21/2000                       30,000                       7.52000
8/25/2000                       23,000                       7.62500
8/28/2000                       20,000                       7.65630
8/30/2000                       19,000                       7.84380
9/1/2000                        30,000                       7.45312
9/5/2000                        20,000                       7.78130
9/6/2000                         3,000                       7.56250
9/8/2000                        23,000                       7.65630

                                    EXHIBIT C

                                POWER OF ATTORNEY
                                -----------------


         I, a beneficial holder of shares of Class A Common Stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corporation, a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint each of Eduardo Valdes Acra, Adolfo Cerezo Perez and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and any other document or exhibit relating thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                            /s/ Carlos Slim Helu
September 7, 2000                           ------------------------------
                                            Carlos Slim Helu

                                POWER OF ATTORNEY
                                -----------------


         I, a beneficial holder of shares of Class A Common Stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corporation, a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint each of Eduardo Valdes Acra, Adolfo Cerezo Perez and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and any other document or exhibit relating thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                            /s/ Carlos Slim Domit
September 7, 2000                           ------------------------------
                                            Carlos Slim Domit

                                POWER OF ATTORNEY
                                -----------------


         I, a beneficial holder of shares of Class A Common Stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corporation, a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint each of Eduardo Valdes Acra, Adolfo Cerezo Perez and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and any other document or exhibit relating thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                            /s/ Marco Antonio Slim Domit
September 7, 2000                           ------------------------------
                                            Marco Antonio Slim Domit

                                POWER OF ATTORNEY
                                -----------------


         I, a beneficial holder of shares of Class A Common Stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corporation, a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint each of Eduardo Valdes Acra, Adolfo Cerezo Perez and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and any other document or exhibit relating thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                            /s/ Patrick Slim Domit
September 7, 2000                           ------------------------------
                                            Patrick Slim Domit

                                POWER OF ATTORNEY
                                -----------------


         I, a beneficial holder of shares of Class A Common Stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corporation, a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint each of Eduardo Valdes Acra, Adolfo Cerezo Perez and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and any other document or exhibit relating thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                            /s/ Maria Soumaya Slim Domit
September 7, 2000                           ------------------------------
                                            Maria Soumaya Slim Domit

                                POWER OF ATTORNEY
                                -----------------


         I, a beneficial holder of shares of Class A Common Stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corporation, a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint each of Eduardo Valdes Acra, Adolfo Cerezo Perez and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and any other document or exhibit relating thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                            /s/ Vanessa Paola Slim Domit
September 7, 2000                           ------------------------------
                                            Vanessa Paola Slim Domit

                                POWER OF ATTORNEY
                                -----------------


         I, a beneficial holder of shares of Class A Common Stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corporation, a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint each of Eduardo Valdes Acra, Adolfo Cerezo Perez and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and any other document or exhibit relating thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                            /s/ Johanna Monique Slim Domit
September 7, 2000                           ------------------------------
                                            Johanna Monique Slim Domit

                                POWER OF ATTORNEY
                                -----------------


         I, a beneficial holder of shares of Class A Common Stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corporation, a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint each of Eduardo Valdes Acra, Adolfo Cerezo Perez and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and any other document or exhibit relating thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.


                                            CARSO GLOBAL TELECOM, S.A. DE C.V.

                                            /s/ Eduardo Valdes Acra
September 7, 2000                           ------------------------------
                                            By: Eduardo Valdes Acra
                                            Title: Attorney-in-Fact

                                POWER OF ATTORNEY
                                -----------------


         I, a beneficial holder of shares of Class A Common Stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corporation, a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint each of Eduardo Valdes Acra, Adolfo Cerezo Perez and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and any other document or exhibit relating thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.


                                            TELEFONOS DE MEXICO, S.A. DE C.V.

                                            /s/ Adolfo Cerezo Perez
September 7, 2000                           ------------------------------
                                            By: Adolfo Cerezo Perez
                                            Title: Chief Financial Officer

                                POWER OF ATTORNEY
                                -----------------


         I, a beneficial holder of shares of Class A Common Stock, $.01 par value per share (the "Securities"), of Prodigy Communications Corporation, a Delaware corporation, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint each of Eduardo Valdes Acra, Adolfo Cerezo Perez and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act, any amendment thereto and any other document or exhibit relating thereto with the United States Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.


                                            TELMEX FINANCIAL VENTURES, LLC

                                            /s/ Alfonso Lara Lopez
September 7, 2000                           ------------------------------
                                            By: Alfonso Lara Lopez
                                            Title: Manager

                                            /s/ Roberto Isaac Rodriguez
                                            ------------------------------
                                            By: Roberto Isaac Rodriguez
                                            Title: Manager

                             JOINT FILING AGREEMENT
                             ----------------------

         THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 7th day of September, 2000, by and between Mr. Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, Carso Global Telecom, S.A. de C.V., Telefonos de Mexico, S.A. de C.V. and Telmex Financial Ventures, LLC.

         The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Form 3, 4 or 4 or
Schedule 13D or 13G and any and all amendments thereto and any other document or exhibit relating thereto (including any joint filing agreement) (collectively, the "Filings") required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of any securities of Prodigy Communications Corporation. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

         Carlos Slim Helu

         ----------------------------------
         Carlos Slim Domit                    By: /s/ Eduardo Valdes Acra
                                                  ------------------------------
         ----------------------------------       Eduardo Valdes Acra
         Marco Antonio Slim Domit                 Attorney-in-Fact
                                                  September 7, 2000
         ----------------------------------
         Patrick Slim Domit

         ----------------------------------
         Maria Soumaya Slim Domit

         ----------------------------------
         Vanessa Paola Slim Domit

         ----------------------------------
         Johanna Monique Slim Domit

         ----------------------------------
         CARSO GLOBAL
         TELECOM, S.A. DE C.V.

         ----------------------------------
         By: Eduardo Valdes Acra
         Title: Attorney-in-Fact

         TELEFONOS DE MEXICO, S.A. DE C.V.

         ----------------------------------
         By: Adolfo Cerezo Perez
         Title: Chief Financial Officer

         TELMEX FINANCIAL VENTURES, LLC

         ----------------------------------
         By: Alfonso Lara Lopez
         Title:  Manager

         ----------------------------------
         By: Roberto Isaac Rodriguez
         Title: Manager

                                    EXHIBIT E

         VOTING AGREEMENT (the "Agreement"), dated as of November 19, 1999, among the undersigned stockholders (the "Stockholders") of Prodigy Communications Corporation, a Delaware corporation ("Prodigy"), and SBC Communications Inc., a Delaware corporation ("SBC"). Except as otherwise provided herein, capitalized terms that are used but not otherwise defined herein shall have the meaning assigned to such terms in the Investment Agreement (as defined below).

         WHEREAS, contemporaneously with the execution of this Agreement, Prodigy, Prodigy Sub, Operating Partnership, SBC, and SBC Sub have entered into an Investment, Issuance, Contribution and Assumption Agreement (the "Investment Agreement"), providing for, among other things, the approval and adoption of the Restated Certificate of Incorporation and the Amended and Restated By-Laws (collectively, the "Charter and By-Law Amendments") and the approval of the Investment Share Issuance, the Prodigy Contribution, the Unit Issuance and SBC Contribution and the other transactions contemplated thereby (collectively, the "Transactions") upon the terms and subject to the conditions set forth in the Investment Agreement, and setting forth certain representations, warranties, covenants and agreements of the parties thereto in connection with the Transactions and the Charter and By-Law Amendments;

         WHEREAS, contemporaneously with the execution of this Agreement, Prodigy, Operating Partnership, SBC and SBC Sub have entered into a Strategic and Marketing Agreement (the "Strategic Agreement"), providing for the transactions contemplated thereby upon the terms and subject to the conditions set forth in the Strategic Agreement;

         WHEREAS, the Investment Agreement contemplates the execution and delivery of this Agreement; and

         WHEREAS, in order to induce SBC and SBC Sub to enter into the Investment Agreement and the Strategic Agreement, the Stockholders wish to agree
(i) to deliver to SBC an irrevocable proxy to Vote (as defined in Section 2 hereof) the Shares (as defined in Section 1 hereof) and any other such shares of capital stock of Prodigy so as to approve and adopt the Investment Agreement, the Strategic Agreement and the transactions contemplated thereby, the Transactions and the Charter and By-Law Amendments and (ii) not to transfer or otherwise dispose of any of the Shares, or any other shares of capital stock of Prodigy acquired hereafter and prior to the termination of the Agreement.

         NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

         1. Representations of Stockholders. Each of the Stockholders represents and warrants to SBC and SBC Sub that (a) such Stockholder lawfully owns beneficially (as such term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and of record each of the shares of Common Stock, par value $0.01 per share (the "Prodigy Common Stock"), of Prodigy set forth opposite such Stockholder's name on Exhibit A hereto (such Stockholder's "Shares") free and clear of all Liens, claims, charges, security interests or other encumbrances and, except for this Agreement and the Investment Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which such Stockholder is a party relating to the pledge, disposition or Voting of any shares of capital stock of Prodigy and there are no Voting trusts or Voting agreements with respect to such Shares, (b) such Stockholder does not beneficially own (as such term is used in Rule 13d-3 of the Exchange Act) any shares of Prodigy Common Stock other than such Shares and does not have any options, warrants or other rights to acquire any additional shares of capital stock of Prodigy or any security exercisable for or convertible into shares of capital stock of Prodigy, (c) such Stockholder has full power and authority and has taken all actions necessary to enter into, execute and deliver this Agreement and to perform fully such Stockholder's obligations hereunder. This Agreement has been duly executed and delivered and constitutes the legal, valid and binding obligation of such Stockholder enforceable against such Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception,
(d) other than filings under the Exchange Act, no notices, reports or other filings are required to be made by such Stockholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by such Stockholder from, any Governmental Entity, in connection with the execution and delivery of this Agreement by such Stockholder, and (e) the execution, delivery and performance of this Agreement by such Stockholder does not, and the consummation by such Stockholder of the transactions contemplated hereby will not, violate, conflict with or constitute a breach of, or a default under, the certificate of incorporation or by-laws of such Stockholder or any or their comparable governing instruments or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of or the passage of time of both) under any Contract to which such Stockholder is a party or which is binding on it or its assets and will not result in the creation of any Lien on, or security interest in, any of the assets on properties of such Stockholder.

         2. Agreement to Deliver Proxy. Each of the Stockholders agrees to deliver to SBC on the date hereof an irrevocable proxy substantially in the form attached hereto as Exhibit B to Vote such Stockholder's Shares (a) in favor of adoption and approval of the Investment Agreement, the Strategic Agreement and the transactions contemplated thereby, the Transactions and the Charter and By-Law Amendments at every meeting of the stockholders of Prodigy at which such matters are considered and at every adjournment or postponement thereof, (b) against any action or agreement that would compete with, impede, interfere with or tend to discourage the Transactions or inhibit the timely consummation of the Transactions, (c) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Prodigy or Operating Partnership under the Investment Agreement or the Strategic Agreement and (d) except for the Transactions and the Investment Agreement, against any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of Prodigy or its Subsidiaries. The proxy delivered by each of the Stockholders pursuant to this Section 2 shall be irrevocable during the term of this Agreement to the extent permitted under Delaware law. For purposes of this Agreement, "Vote" shall include voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in respect of any action (including, but not limited to, consenting in accordance with Section 228 of the Delaware General Corporation Law) or taking other action in favor of or against any action. "Voting" shall have a correlative meaning.

         3. No Voting Trusts. Each of the Stockholders agrees that they will not, nor will they permit any entity under their control to, deposit any of its Shares or New Shares (as defined in Section 6 hereof) in a Voting trust or subject any of their Shares or New Shares to any arrangement with respect to the Voting of such Shares or New Shares other than agreements entered into with SBC or SBC Sub.

         4. No Proxy Solicitations. Each of the Stockholders agrees that such Stockholder will not, nor will such Stockholder permit any entity under such Stockholder's control, (a) to solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange
Act) in opposition to or competition with the consummation of the Transactions or otherwise encourage or assist any party in taking or planning any action which would compete with, impede, interfere with or tend to discourage the Transactions or inhibit the timely consummation of the Transactions in accordance with the terms of the Investment Agreement, (b) to directly or indirectly encourage, initiate or cooperate in a stockholders' Vote or action by consent of Prodigy's stockholders in opposition to or in competition with the consummation of the Transactions, or (c) to become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Prodigy for the purpose of opposing or competing with the consummation of the Transactions; provided, that the foregoing shall not restrict any director of Prodigy from taking any action such director reasonably believes after consultation with outside counsel is necessary to satisfy such director's fiduciary duty to stockholders of Prodigy.

         5. Transfer and Encumbrance. On or after the date hereof and during the term of this Agreement, each of the Stockholders agrees not to transfer, sell, offer, exchange, pledge or otherwise dispose of or encumber any of such Stockholder's Shares or New Shares.

         6. Additional Purchases. Each of the Stockholders agrees that such Stockholder will not purchase or otherwise acquire beneficial ownership (as such term is used in Rule 13d-3 of the Exchange Act) of any shares of Prodigy Common Stock after the execution of this Agreement ("New Shares"), nor will any Stockholder voluntarily acquire the right to Vote or share in the Voting of any shares of Prodigy Common Stock other than the Shares, unless such Stockholder agrees to deliver to SBC immediately after such purchase or acquisition an irrevocable proxy substantially in the form attached hereto as Exhibit C with respect to such New Shares. Each of the Stockholders also severally agrees that any New Shares acquired or purchased by him or her shall be subject to the terms of this Agreement to the same extent as if they constituted Shares.

         7. Agreement to Vote Shares. (i) SBC shall vote or cause any of its Subsidiaries to vote all shares of Class A Common Stock and Class B Common Stock owned or held of record by SBC or any of its Subsidiaries at any meeting of Prodigy stockholders held for such purpose in favor of electing three persons designated by the Stockholders in writing to SBC prior to such meeting (each such person, a "Stockholder Designee") as Class A Directors (as defined in the Restated Certificate of Incorporation) to the board of directors of Prodigy; provided, however, that at any time that a First Telmex/Carso Triggering Event (as defined in the Restated Certificate of Incorporation) occurs, SBC shall vote or cause any of its Subsidiaries to vote such shares in favor of electing two Stockholder Designees as Class A Directors to the board of directors of Prodigy; provided, further, that at any time a Second Telmex/Carso Triggering Event (as defined in the Restated Certificate of Incorporation) occurs, SBC shall vote or cause any of its Subsidiaries to vote such shares in favor of electing one Stockholder Designee as a Class A Director to the board of directors of Prodigy; provided, further, that at any time that a Third Telmex/Carso Triggering Event (as defined below) occurs, SBC's obligation to vote or cause any of its Subsidiaries to vote such shares in favor of electing any Stockholder Designees as Class A Directors to the board of directors of Prodigy shall terminate. For purposes of this Agreement, "Third Telmex/Carso Triggering Event" means any time that Telefonos de Mexico, S.A. de C.V. ("Telmex") and Carso Global Telecom, S.A. de C.V. ("Carso"), acting separately or jointly, shall have transferred (other than to an Affiliate within the same corporate group) in the aggregate (i.e., together with all other shares of Prodigy Common Stock previously transferred by Telmex or Carso other than to an Affiliate within the same corporate group) a number of shares of Prodigy Common Stock constituting an aggregate of one hundred percent (100%) of the number of shares of Prodigy Common Stock owned or held of record by Telmex and Carso as of the date hereof (subject to adjustment in accordance with Article FOURTH, Clause (b)(iv) of the Restated Certificate of Incorporation); provided, that calculations of whether the Third Telmex/Carso Triggering Event has occurred shall be made on the same basis as the calculations of whether First or Second Telmex/Carso Triggering Events have occurred in accordance with the Restated Certificate of Incorporation. (ii) If at any time there shall be a vacancy with respect to a Class A Director on the board of directors of Prodigy such that the number of Class A Directors on the board of directors of Prodigy does not include the number of Stockholder Designees provided for in Section 7(i) above, the Class B Directors shall vote to fill such vacancy with a Stockholder Designee in order to give effect to
Section 7(i) above; provided that at any time that a Third Telmex/Carso Triggering Event occurs, the Class B Directors' obligation to vote to fill any such vacancies with a Stockholder Designee shall terminate.

         8. Specific Performance. Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with any of the obligations imposed by this Agreement, that every such obligation is material and that, in the event of any such failure, the other party will not have an adequate remedy at law or damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that the other party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with any other party's seeking or obtaining such equitable relief.

         9. Entire Agreement; Amendment; Waiver. This Agreement (including the exhibits hereto) supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by all the parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

         10. Notices. All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by telecopy or like transmission and on the next business day when sent by Federal Express, Express Mail or other reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         If to SBC:

         SBC Communications Inc.
         175 East Houston Street
         San Antonio, Texas 78205
         Attention:  James S. Kahan Senior Vice President
         Corporate Development
         Telecopy:   210-351-5034

         With copies, which shall not constitute notice, to:

         SBC Communications Inc.
         175 East Houston Street
         San Antonio, Texas 7870
         Attention:  Senior Counsel - M&A
         Telecopy:  210-351-3488

         and

         Sullivan & Cromwell
         125 Broad Street
         New York, New York 10004
         Attention:  Joseph B. Frumkin
         Keith A. Pagnani
         Telecopy:   (212) 558-3588

         If to a Stockholder, to the address or telecopy number set forth for such Stockholder on the signature page hereof:

         With a copy to:

         Prodigy Communications Corporation
         44 South Broadway
         White Plains, New York 10601
         Attention:  Andrea S. Hirsch
         Telecopy:   914-448-8198

or to such other Persons on addresses as may be designated in writing by the party to receive such notice as provided above.

         11. Miscellaneous.

         (a) Governing Law. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH AND SUBJECT TO THE LAWS OF THE STATE OF DELAWARE, WITHOUT REFERENCE TO CONFLICTS OF LAWS PRINCIPLES.


         (b) Venue; WAIVER OF JURY TRIAL. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal court of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents governed by Delaware law referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10 of this Agreement or in such other manner as may be permitted by law shall be valid and sufficient service thereof.


         EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11 (b).

         (c) Severability. In the event that any provision of the Agreement is held to be illegal, invalid or unenforceable in a final, unappealable order or judgment (each such provision, an "invalid provision"), then such provision shall be severed from this Agreement and shall be inoperative and the parties promptly shall negotiate in good faith a lawful, valid and enforceable provision that is as similar to the invalid provision as may be possible and that preserves the original intentions and economic positions of the parties as set forth herein to the maximum extent feasible, while the remaining provisions of this Agreement shall remain binding on the parties hereto. Without limiting the generality of the foregoing sentence, in the event a change in any applicable law, rule or regulation makes it unlawful for a party to comply with any of its obligations hereunder, the parties shall negotiate in good faith a modification to such obligation to the extent necessary to comply with such law, rule or regulation that is as similar in terms to the original obligation as may be possible while preserving the original intentions and economic positions of the as set forth herein to the maximum extent feasible.

         (d) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

         (e) Termination. Except for Section 7, this Agreement shall terminate upon the earliest to occur of (i) the Closing, (ii) the date eighteen months after termination of the Investment Agreement unless the Investment Agreement is properly terminated by Prodigy pursuant to Section 7.4(b) thereof, in which case this Agreement shall terminate upon termination of the Investment Agreement and
(iii) the date specified in a written agreement duly executed and delivered by SBC and each of the Stockholders. Section 7 of this Agreement shall terminate upon the earliest to occur of (i) the termination of the Investment Agreement,
(ii) the date that a Third Telmex/Carso Triggering Event occurs, (iii) the date that a Third Class B Triggering Event (as defined in the Restated Certificate of Incorporation) occurs and (iv) the date specified in a written agreement duly executed and delivered by SBC and each of the Stockholders.

         (f) Further Assurances. Each party hereto shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or desirable to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated hereby.

         (g) Headings; Recitals. All Section headings and the recitals herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

         (h) THIRD PARTY BENEFICIARIES. NOTHING IN THIS AGREEMENT, EXPRESS OR IMPLIED, IS INTENDED TO CONFER UPON ANY THIRD PARTY ANY RIGHTS OR REMEDIES OF ANY NATURE WHATSOEVER UNDER OR BY REASON OF THIS AGREEMENT.

         IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

                             SBC Communications Inc.

                             By: /s/ James S. Kahan
                                 ------------------------
                             Name: James S. Kahan
                             Title:  Senior Executive Vice
                             President - Corporate Development


                             THE STOCKHOLDERS:

                             Carso Global Telecom, S.A. de C.V.

                             By: /s/ Eduardo Valdes Acra
                                 -----------------------
                             Name:  Eduardo Valdes Acra
                             Title:  Attorney-in-Fact
                             Address: Insurgentes Sur 1500
                             Col. Pena Pobre Tlalpan
                             Mexico, D.F. 14060
                             Telecopy: 011-525-520-1510

                             Telefonos de Mexico, S.A. de C.V.

                             By: /s/ Adolfo Cerezo Perez
                                 -----------------------
                             Name: Adolfo Cerezo Perez
                             Title:  Chief Financial Officer
                             Address: Parque Via 190
                             Col. Cuauhtemoc, 06599
                             Mexico, D.F., Mexico
                             Telecopy: 011-525-255-1011